STURGIS BANCORP, INC.
125 E. Chicago Road, P.O. Box 600
Sturgis, Michigan 49091

November 24, 2004

Ms. Michele M. Anderson
Securities and Exchange Commission
Office of Mergers and Acquisitions
Division of Corporation Finance
Washington, D.C. 20549-0303

Re:	Sturgis Bancorp, Inc. Schedule 13E-3 filed September 29, 2004; File No. 5-78116 Preliminary Schedule 14A filed September 29, 2004; File No. 0-49613

Dear Ms. Anderson:

                    Pursuant to the request in your letter of October 29, 2004, I hereby acknowledge on behalf of Sturgis Bancorp, Inc. (the "Company") that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its various going private filings;

•

Securities and Exchange Commission ("SEC") staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Respectfully submitted,

STURGIS BANCORP, INC.

/s/ Eric L. Eishen
By:	Eric L. Eishen President